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United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Infodata Systems, Inc. (Name of Issuer)
Common Stock (par value $0.03 per share) (Title of Class of Securities)
456650209 (CUSIP Number)
Douglas E. Scott, Esq. Senior Vice President and General Counsel Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121 (858) 826-7325
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy:
Aloma H. Avery, Esq. Science Applications International Corporation 10260 Campus Point Drive, MS F-3 San Diego, CA 92121 (858) 826-6000
January 10, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(CONTINUED ON FOLLOWING PAGE(S))

SCHEDULE 13D

CUSIP No. 456650209	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Science Applications International Corporation I.R.S. Identification No. 95-3630868

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) / /	(b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS
	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		Approximately 1,304,819 shares (See Item 4)
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON
WITH	9	SOLE DISPOSITIVE POWER Approximately 1,304,819 shares (See Item 4)

10	SHARED DISPOSITIVE POWER 0

SCHEDULE 13D (cont.)

CUSIP No. 456650209	Page 3 of 7 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Approximately 1,304,819 shares (See Item 4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.14% of the shares issued and outstanding assuming exercise of the option to purchase shares granted under the Stock Option Agreement described in Item 4 of this statement.

14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.03 per share ("Company Common Stock"), of Infodata Systems Inc., a Virginia Corporation (the "Company"). The principal executive offices of the Company are located at 12150 Monument Drive, Fairfax, Virginia 22033.

Item 2. Identity and Background

        (a)-(c) This Statement is being filed by Science Applications International Corporation, a Delaware corporation ("SAIC"). The address of its principal business and of its principal office is 10260 Campus Point Drive, San Diego, California, 92121.

        The following information with respect to each executive officer and director of SAIC is set forth in Annex A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC for which such information is set forth above.

        (d)-(f) During the last five years, neither SAIC nor, to the best of SAIC's knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC, each of the individuals listed in Annex A attached hereto is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

        The Voting Agreement described in Item 4 of this Statement was entered into by SAIC and the Stockholders (as defined below) listed in Item 4 as an inducement to SAIC and Info Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of SAIC ("Merger Sub"), to enter into the Agreement and Plan of Merger among SAIC, Merger Sub, and the Company, dated as of January 10, 2002 (the "Merger Agreement"). The Stock Option Agreement described in Item 4 of this Statement was entered into by SAIC and the Company as an inducement to SAIC and Merger Sub to enter into the Merger Agreement. Neither SAIC nor Merger Sub has paid consideration in connection with entering into the Voting Agreement or the Stock Option Agreement.

Item 4. Purpose of Transaction

        On January 10, 2002, SAIC, Merger Sub and the Company entered into the Merger Agreement, providing for the merger of Merger Sub with and into the Company (the "Merger") for the consideration specified therein, with the Company surviving the Merger and becoming a wholly-owned subsidiary of SAIC (the "Surviving Corporation"). Pursuant to the Merger Agreement, in the Merger each outstanding share of Company Common Stock (other than those held in the treasury of the Company, owned by SAIC or by any wholly-owned subsidiary of SAIC or held by stockholders who properly perfect appraisal rights under the Virginia Stock Corporation Act), and each share of Company Common Stock issuable pursuant to options with an exercise price per share less than $1.00 ("In-the-Money Options") will be converted into the right to receive the consideration specified in the Merger Agreement.

        Pursuant to the Merger Agreement, at the Effective Time of the Merger, (i) the Articles of Incorporation and the Bylaws of the Company as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, and (ii) the directors and officers of Merger Sub shall become the directors and officers of the Surviving Corporation. A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

        Concurrently with the execution of the Merger Agreement, in order to induce SAIC and Merger Sub to enter into the Merger Agreement, Richard T. Bueschel, Curtis D. Carlson, Alan S. Fisher, Laurence C. Glazer, Christine Hughes, Harry Kaplowitz, Robert M. Leopold, Isaac M. Pollak and Millard H. Pryor, Jr., (collectively, the "Stockholders") who own an aggregate of 904,819 (approximately 18.88%) of the outstanding shares, entered into a voting agreement (the "Voting Agreement"), dated as of January 10, 2002, with SAIC.

        Pursuant to the Voting Agreement, each Stockholder has agreed that (a) the Stockholder will vote the shares of Company Common Stock held by such Stockholder in the manner directed by SAIC with respect to the adoption and approval of the Merger Agreement or the Merger and the approval of the terms thereof and each of the other actions contemplated by the Voting Agreement or the Merger Agreement, including in each case any amendments thereof; and (b) the Stockholder will not (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of his or her shares of Company Common Stock, (ii) grant any proxies or powers of attorney, or deposit any shares of Company Common Stock into a voting trust or enter into a voting agreement with respect to such share, (iii) enter into any agreement or arrangement providing for any of the actions described in (i) and (ii) herein, or (iv) take any action that would reasonably be expected to have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under the Voting Agreement.

        The Voting Agreement terminates upon the earlier of (i) the date upon which the Merger Agreement is validly terminated pursuant to Article VII thereof or (ii) the date upon which the Merger becomes effective in accordance with the terms and provisions of the Merger Agreement.

        In addition to the Voting Agreement, SAIC and the Company entered into a Stock Option Agreement, dated as of January 10, 2002 (the "Stock Option Agreement"), pursuant to which the Company has granted SAIC an option to purchase (the "Option") from time to time 400,000 shares of Company Common Stock, which as of January 10, 2002, represented approximately 7.7% of the aggregate shares of Company Common Stock then outstanding (after giving effect to the exercise of the option), at a purchase price of $1.00 per Share. The descriptions of the Voting Agreement and the Stock Option Agreement contained herein are qualified in their entirety by reference to the copies of the form of Voting Agreement, included as Exhibit 2, and the form Stock Option Agreement, included as Exhibit 3 hereto, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

        (a-b) As a result of the Voting Agreement and the Stock Option Agreement described in Item 4, SAIC may be deemed to beneficially own 1,304,819 shares of Company Common Stock. Such Shares represent approximately 25.14% of the outstanding Shares (based upon the 4,791,210 Shares reported by the Company to be issued and outstanding as of January 10, 2002 in the Merger Agreement and after giving effect to the exercise of the Option). To the best of SAIC's knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

        (c) Except as described above, neither SAIC nor, to the best of SAIC's knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As described in Item 4, SAIC anticipates that it will acquire the entire equity interest in the Company pursuant to the Merger Agreement.

        Other than as described in this Statement, neither SAIC nor, to the best of SAIC's knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or Shareholders of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan & Merger, dated as of January 10, 2002, among SAIC, Merger Sub and the Company (incorporated herein by reference to Exhibit 2.1 to the current report on Form 8-K of the Company filed on January 11, 2002).
Exhibit 2	Voting Agreement, dated as of January 10, 2002, among SAIC and the stockholders named therein.
Exhibit 3	Stock Option Agreement, dated as of January 10, 2002, between SAIC and the Company.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2002

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION
By:	/s/ DOUGLAS E. SCOTT Name: Douglas E. Scott Title: Senior Vice President and General Counsel

Annex A

Executive Officers and Directors

        The following table sets forth the name, business address and title of each of the executive officers of Science Applications International Corporation ("SAIC"), excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person name below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.

Name	Title	Address (if other than as indicated above)
N.E. Cox	Executive Vice President
T.E. Darcy	Executive Vice President and Chief Financial Officer	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
S.P. Fisher	Senior Vice President and Treasurer
D.H. Foley	Executive Vice President	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
J.D. Heipt	Corporate Executive Vice President and Secretary
P.N. Pavlics	Senior Vice President and Controller
W.A. Roper, Jr.	Corporate Executive Vice President	Science Applications International Corporation 1200 Prospect Street La Jolla, CA 92037
R.A. Rosenberg	Executive Vice President	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
D.E. Scott	Senior Vice President and General Counsel
A.L. Slotkin	Executive Vice President

        The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC. To the knowledge of SAIC, each director listed below is a United States citizen.

Name	Principal Occupation	Address
D. P. Andrews	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
J. R. Beyster	Chairman of the Board, Chief Executive Officer and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
W.H. Demisch	Managing Director of Dresdner Kleinwort Wasserstein, an investment bank	Dresdner Kleinwort Wasserstein 31 West 52nd Street 27th Floor New York, NY 10019
D.W. Dorman	President of AT&T Corp.	AT&T Corp. 295 North Maple Avenue Room 4342L1 Basking Ridge, NJ 07920
J.E. Glancy	Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121
B.R. Inman	Director of SAIC	Science Applications International Corporation 701 Brazo Suite 500 Austin, TX 78701
A.K. Jones	Professor, Department of Computer Science, University of Virginia	University of Virginia 151 Engineer's Way Charlottesville, VA 22901
H.M.J. Kraemer Jr.	President and CEO Baxter International, Inc.	Baxter International, Inc. One Baxter Parkway Deerfield, IL 60015
C.B. Malone	President Financial Management Consulting, Inc., a consulting company	Financial Management Consulting, Inc. 7570 Potomac Fall Road McLean, VA 22102
S.D. Rockwood	Executive Vice President and Director of SAIC	Science Applications International Corporation 16701 West Bernardo Drive San Diego, CA 92127
L.A. Simpson	President and Chief Executive Officer Capital Operations of GEICO Corporation	Plaza Investment Managers, Inc. 5951 La Sendita, Bld. A Rancho Santa Fe, CA 92067

R.C. Smith	Chief Executive Officer Telcordia Technologies, Inc., a wholly owned subsidiary of SAIC	Telcordia Technologies, Inc. 445 South Street Morristown, NJ 07960
M.E. Trout	Director of SAIC	2110 Cove View Way Knoxville, TN 37919
J.P. Walkush	Executive Vice President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
J.H. Warner, Jr.	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121
J.A. Welch	President, Jasper Welch Associates, a consulting firm	2129 Foothill Road Santa Fe, NM 87505
A.T. Young	Director of SAIC	12921 Esworthy Road N. Potomac, MD 20878

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SCHEDULE 13D
SCHEDULE 13D (cont.)
  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits
Annex A Executive Officers and Directors